REPORT ON ANNUAL MEETING OF SHAREHOLDERS (Unaudited)


The Annual Meeting of Shareholders of the Fund was held on June 19, 2014. The following is a description of each matter voted upon at the meeting and the number of votes cast on each matter:

                                       Shares Voted           Shares
                                           For               Withheld

To elect three directors to serve
until the Annual Meeting
in the year  2017 or until
their successors are duly elected and
qualified:

Geraldine M. McNamara                  33,559,370             664,488
Christian H. Poindexter                33,473,994             749,864
Carl F. Pollard                        33,471,413             752,445

Directors whose term of office continued beyond this meeting are as follows:
Stewart E. Conner, Robert J. Genetski, Philip R. McLoughlin, Eileen A. Moran, Nathan I. Partain, and David J. Vitale.